NO ACT

PE
11-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08070087

December 30, 2008

Received SEC

DEC 30 2008

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-30-08

Diane Holt Frankle
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303-2214

Re: AMN Healthcare Services, Inc.
Incoming letter dated November 25, 2008

Dear Ms. Frankle:

This is in response to your letters dated November 25, 2008 and December 18, 2008 concerning the shareholder proposal submitted to AMN Healthcare by Steven C. Francis and Gayle A. Francis. We also have received letters on behalf of the proponents dated December 10, 2008 and December 29, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
JAN 26 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John M. Newell
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

December 30, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AMN Healthcare Services, Inc.
Incoming letter dated November 25, 2008

The proposal asks the board of directors to amend the bylaws to give holders of at least 10% of the outstanding common stock the power to call a special stockholder meeting.

We are unable to concur in your view that AMN Healthcare may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AMN Healthcare may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Maples, Heather

From:	John.Newell@LW.com
Sent:	Tuesday, December 30, 2008 1:02 AM
To:	shareholderproposals
Cc:	diane.frankle@dlapiper.com; denise.jackson@amnhealthcare.com; John.Newell@LW.com
Subject:	AMN Healthcare Services, Inc. - Proponents' Supplemental Response to Company No-Action Request Regarding Omission of Stockholder Proposal Pursuant to Rule 14a-8(i)(10)
Attachments:	AMN Proponents' Supp. Response

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AMN Healthcare Services, Inc. – Proponents' Supplemental Response to Company No-Action Request Regarding Omission of Stockholder Proposal Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

On behalf of Steven C. Francis and Gayle A. Francis, as Trustees of the Francis Family Trust dated May 24, 1996 (the "***Proponents***"), attached hereto in PDF format is a letter in response to the letters dated November 25 and December 18, 2008 (the "***No-Action Request***" and the "***Company's Second Letter***", respectively) by DLA Piper LLP (US) on behalf of AMN Healthcare Services, Inc. (the "***Company***") regarding the Company's no-action request to the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***").

This letter supplements our previous letter to the Staff, which was dated December 10, 2008 (the "***Proponents' Initial Letter***").

For the reasons set forth in the Proponents' Initial Letter and the attached letter, the Proponents believe that the Proposal may not properly be excluded from the Company's 2009 proxy materials under Rule 14a-8(i)(10). Accordingly, the Proponents respectfully request that the Staff determine that it is unable to concur with the Company's position that it may exclude the Proposal under Rule 14a-8(i)(10). If the Staff does not concur with our position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of any response to the Company or its counsel.

If you have any questions or need any additional information, please contact the undersigned at (415) 395-8034.

Very truly yours,

John M. Newell
of LATHAM & WATKINS LLP

<<AMN Proponents' Supp. Response>>

cc: Diane Holt Frankle (DLA Piper LLP (US))
Denise L. Jackson, General Counsel,
AMN Healthcare Service, Inc.

John M. Newell

LATHAM & WATKINS LLP
505 Montgomery Street
Suite 2000
San Francisco, CA 94111-6538
Direct Dial: +1.415.395.8034
Fax: +1.415.395.8095
Email: john.newell@lw.com
http://www.lw.com

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December 29, 2008

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AMN Healthcare Services, Inc. – Proponents' Position on Company No-Action Request Regarding Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Steven C. Francis and Gayle A. Francis, as Trustees of the Francis Family Trust dated May 24, 1996 (the "***Proponents***"), we write in response to the letter dated December 18, 2008 (the "***Company's Second Letter***") by DLA Piper LLP (US) on behalf of AMN Healthcare Services, Inc. (the "***Company***"), which supplements the Company's no-action request letter (the "***No-Action Request***") to the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***").

In accordance with Rule 14a-8(j), a copy of this letter has been sent to the Company and its counsel by email.

In the Company's Second Letter and the No-Action Request, the counsel for the Company has requested that the Staff concur with the Company's view that the stockholder proposal (the "***Proposal***") submitted by the Proponents need not be included in the Company's proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), because the Company has already "substantially implemented" the Proposal.

As discussed in the letter dated December 10, 2008 by the undersigned (the "***Proponents' Initial Letter***"), the Proposal requested that the Company's Board of Directors (the "***Board***") adopt a bylaw amendment allowing stockholders holding at least 10% of the outstanding common stock to call a special meeting of stockholders.

In response to the submission of the Proposal, the Company immediately amended its bylaws to allow stockholders to call special meetings, but required that holders of at least 25% of the outstanding shares consent to calling a meeting, rather than at least 10% as required by the Proposal.

For the reasons set forth below and in the Proponents' Initial Letter, we respectfully request that the Staff determine that it is unable to concur in the Company's position that the Bylaw Amendment with its 25% consent threshold constitutes substantial implementation of the Proposal with its 10% consent threshold.

THE COMPANY'S BYLAW AMENDMENT HAS NOT SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

The Company's Second Letter identifies the applicable standard for determining whether the Proposal may be excluded from the Company's proxy materials, which is whether the Proposal has been "substantially implemented."

The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); and *Masco Corp.* (avail. Mar. 29, 1999).

In the Company's Second Letter, the Company states repeatedly that the standard for determining substantial implementation is whether the "essential objectives" of the Proposal have been achieved, but it does not address the Staff's other stated criteria: whether the Company's Bylaw Amendment "compares favorably" to the terms of the Proposal, or whether it satisfactorily addresses the underlying concerns of the Proposal.

The Bylaw Amendment Fails To Meet the Essential Objectives of the Proposal

The Company has adopted an extremely narrow interpretation of the essential objective of the Proposal. The Company states that "the essential objective of the Proposal is to allow the stockholders to call a special meeting." By adopting the Bylaw Amendment with the right to call a special meeting, the Company asserts that it has achieved the essential objective of the Proposal.

The Company never asked the Proponents what the essential objectives of the Proposal were, nor did it ask whether the terms and conditions in the Bylaw Amendment that differed from those set forth in the Proposal would meet the essential objectives of the Proposal. By unilaterally adopting such a narrow interpretation of the essential objectives of the Proposal, the Company has reserved to itself the ability to effectively defeat those objectives in implementation. If the essential objective is merely to allow the stockholders to call a special meeting, then under the Company's interpretation, the Company could impose *any* consent threshold. In that case, the Company would still maintain that it had "allowed stockholders to call a special meeting," and therefore the proposal had been substantially implemented. Taken to its logical conclusion, the Company's position is that the right to call a special meeting with consent of the holders of at least 10% of the outstanding common stock would be substantially implemented by the adoption of the right to call a special meeting with the consent of the holders of 50%, or even 100%, of the outstanding common stock.

As stated in the Proponents' Initial Letter, the essential objectives of the Proposal are not as simple as the Company makes them appear. There are two objectives, which are inextricably connected: (i) to allow holders of at least 10% of the outstanding stock (ii) to call a special meeting of stockholders. A dramatically higher consent threshold, such as at least 25% of the outstanding stock (250% higher than the threshold required by the Proposal), would defeat these essential objectives. The threshold percentage of shares that must consent to the calling of the special meeting is an essential element of the Proposal because the threshold determines the difficulty of exercising the right to call the meeting. By raising the threshold percentage of shares that must consent to the calling of the special meeting, the Bylaw Amendment defeats the essential objective of establishing a 10% threshold, and it does not "compare favorably" to the Proposal.

In the Company's Second Letter, the Company makes, for the first time, a specious semantic argument based on the phrase "at least 10%" in the Proposal. The Proposal calls for a bylaw amendment that would give "holders of at least 10% of the outstanding common stock" the right to call a special meeting. The plain English meaning of the Proposal is to allow any stockholder or group of stockholders holding "not less than" 10% of the common stock the ability to exercise that right. The Bylaw Amendment gives the right to call a special meeting to holders of "not less than" 25% of the outstanding common stock. Put in plain English, there is a huge difference between "at least 10% of the shares" and "not less than 25% of the shares," and that difference is 15% of the shares. No plain English interpretation of the words of the Proposal could support the Company's position that the Company has implemented the Proposal on its face.

The Company also states that reference to the Staff's position in *CSX Corp.* (avail. March 13, 2008) is not applicable to the present situation. *CSX Corp.* is, in fact, an appropriate reference point and highly relevant here. As the Company correctly notes, in *CSX Corp.*, the Staff refused to permit omission of a proposal allowing stockholders the right to call a special meeting, where the company's implementation of the proposal raised timing and procedural barriers to the stockholders' right to act. Here, the difference between 10% and 25% of the outstanding stock is much more than a timing or procedural hurdle, it is a *substantive* hurdle. As noted in the Proponents' Initial Letter, by raising the threshold from at least 10% to at least 25% of the outstanding stock, the Company has imposed a "severe constraint" on stockholder action. By imposing a substantive barrier to the right of stockholder action, the Company's implementation is even more flawed than was the case in *CSX Corp.*

In an attempt to distinguish *CSX Corp.*, the Company states that the Board of the Company, in adopting the Bylaw Amendment, "did not raise barriers to the requested stockholder action....The Board simply implemented the proposal with a different stock threshold than that requested." In point of fact, the Board did raise significant barriers. Increasing the consent threshold from at least 10% to at least 25% of the outstanding stock is much more than a "simple detail" -- it is a major barrier to the requested stockholder action.[1]

The Company sets up and then knocks down a straw man, when it states that "the Proposal's essential objective was not that one shareholder could easily call a special meeting." The Proponent agrees that the essential objective was not that it be "easy" to call a special meeting. But it is an essential objective that the right to call a special meeting not be unduly constrained. The Proponent expressed that objective in the form of a 10% consent threshold

As noted in the Proponents' Initial Letter, requiring that a stockholder solicit other stockholders holding at least 25% of the outstanding stock presents a severe constraint on the right of stockholders to call a special meeting, relative to a 10% threshold. To reach at least 25%, dozens or hundreds of stockholders might have to be contacted, substantially increasing the time and cost necessary to locate, contact and persuade a large number of stockholders. Also, increasing the threshold from 10% to 25% could substantially reduce the likelihood of success of the solicitation.

In addition, as indicated in the Proponents' Initial Letter, if ten or more stockholders were solicited, the soliciting stockholder would be required to file proxy materials with the Commission, clear Staff comments, and mail the materials to all stockholders.[2] The need to prepare, file, clear, print and mail proxy materials under the Commission's proxy rules would

---

[1] In an attempt to support its arguments that the threshold is a "simple detail," the Company has again cited the no-action letters involving *Borders Group Inc.* (March 11, 2008), *Allegheny Energy, Inc.* (Feb. 19, 2008), *Chevron Corp.* (Feb. 19, 2008), *Citigroup, Inc.* (Feb. 12, 2008). Since we effectively distinguished each of those factual situations in the Proponents' Initial Letter, and the Company has not provided any response to those arguments, we simply refer the Staff to the discussion of those letters in the Proponents' Initial Letter.

[2] In response, the Company's counsel, DLA Piper LLC, in its Second Letter, mistakenly describes the Commission's proxy rules and policies. Counsel states that "a stockholder does not run afoul of ... the proxy statement rules simply by seeking from other stockholders a revocable demand to call a special meeting of stockholders." According to counsel, "such a solicitation" is not "on its face a solicitation of proxies." In fact, there is no doubt that a solicitation of consents from stockholders to call a special meeting of stockholders constitutes, on its face, a "solicitation" of proxies under the Commission's rules. It is no different than the solicitation of consents to amend a corporation's bylaws, or to remove all directors without cause. Well-advised stockholders do in fact routinely file with the Commission proxy statements for the solicitation of consents to call a special meeting of stockholders. See, e.g., LNB Bancorp, Inc. Definitive Proxy Statement on Form DEFN14A filed on November 5, 2007 by AMG Investments LLC; Comverse Technology, Inc. Definitive Proxy Statement on Form DEFAN14A filed on May 1, 2007 by Oliver Press Parnters, LLC; Multimedia Games, Inc. Definitive Proxy Statement on Form DEFC14A filed on October 5, 2006 by Liberation Investments, L.P. et al.

substantially increase the time and cost necessary to conduct the solicitation. Conversely, at a 10% threshold, the solicitation may well be exempt from the proxy rules because of the greater likelihood that fewer than ten persons would have to be solicited in order to reach the threshold.

Furthermore, under the Bylaw Amendment, solicitation of other stockholders is not the only way to obtain requisite consents. It is equally acceptable under the Bylaw Amendment for a stockholder to acquire shares of stock to reach the 25% threshold, or to form a group with other stockholders whose aggregate share ownership is at least 25%. However, the acquisition of at least 25% of the outstanding stock, whether by purchase or formation of a group, would trigger Delaware Section 203, if then applicable, or any stockholder rights plan that the Company might adopt. If the Company were to adopt either of these takeover defenses at any time in the future, the 25% threshold of the Bylaw Amendment would in effect make it impossible for stockholders to meet the consent threshold through stock accumulation or group formation, and the only avenue would be through a costly and time-consuming proxy solicitation.

In the Company's Second Letter, the Company provides an extensive recitation of the considerations that supposedly caused the Board to adopt a 25% threshold instead of a 10% threshold. In fact, on page 6 of the Company's Second Letter, the Company spends two-thirds of a page detailing a myriad of important factors and considerations that the Board examined in opting for a 25% threshold rather than a 10% threshold. If the threshold were a "simple detail," as the Company contends, there would have been no reason the Board would have spent so much time and effort in analyzing the threshold issue. For the Company now to claim that the threshold is a simple detail is disingenuous. Furthermore, the issue is not whether the Board came to a reasonable conclusion, or whether it satisfied its fiduciary duties—the issue is whether the Bylaw Amendment "substantially implements" the Proposal.

Even assuming that the Board selected the 25% threshold in the good faith exercise of its fiduciary duties, the Board's fiduciary duties would also have allowed it to adopt a 10% threshold. According to the Company's Second Letter, "the Board concluded that a 25% threshold ... appropriately balanced the interests of stockholders in having the ability to call a special meeting and the countervailing interest in assuring that such requests represent the view of a significant portion of the stockholder base, especially given the expense and possible disruption from any such special meetings."

For their part, after careful study and analysis, the Proponents concluded that a 10% threshold strikes a more "appropriate balance." They believe that the ability of stockholders to act independently of the Board by calling a special meeting is a fundamental stockholder right, and if at least 10% of the shares are willing to call a special meeting, that would represent the view of a significant portion of the stockholder base. Furthermore, the Proponents believe that the expense and possible disruption of a special meeting is minimal, especially when balanced against the importance of the right of stockholders to act independently of the Board.

Since the Company and the Proponents apparently disagree on a matter of substance regarding this fundamental stockholder right, the Proposal should be included in the Company's proxy statement. The matter should be put to a vote of the stockholders, and let the stockholders weigh the pros and cons and decide which threshold strikes a more appropriate balance. This is exactly the type of situation that Rule 14a-8 was designed to address.

The Company has not advanced a plausible argument for how a 25% threshold reflects substantial implementation of the Proposal's 10% threshold. As stated in the Proponents' Initial Letter, the right to call a special meeting likely would only be exercised where stockholders disagree with Board action (or inaction), and they deem it in the stockholders' best interests to take action independent of the Board. By making it more difficult for the stockholders to exercise this right by introducing a higher substantive restriction on the right, the Board has fallen short of substantially implementing the Proposal. Because the bylaw amendment does not "compare favorably" with the Proposal and does not address its "essential objectives," it has not met the Staff's standard for "substantial implementation."

CONCLUSION

For the foregoing reasons, the Proponents believe that the Proposal may not properly be excluded from the Company's 2009 proxy materials under Rule 14a-8(i)(10). Accordingly, the Proponents respectfully request that the Staff determine that it is unable to concur with the Company's position that it may exclude the Proposal under Rule 14a-8(i)(10).

In addition, if the Staff is unable to concur with the Company's position, the Proponents should be allowed a reasonable period of time to submit a revised supporting statement with the Proposal, which would allow the Proponents to directly challenge the provisions of the Bylaw Amendment, since the Bylaw Amendment was adopted after the submission of the Proposal.

If the Staff does not concur with our positions, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of any response to the Company or its counsel.

If you have any questions or need any additional information, please contact the undersigned at (415) 395-8034.

Very truly yours,

/s/ John M. Newell

John M. Newell
of LATHAM & WATKINS LLP

cc: Diane Holt Frankle (DLA Piper LLP (US))
Denise L. Jackson, General Counsel,
AMN Healthcare Service, Inc.

DLA PIPER

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Diane Holt Frankle
diane.frankle@dlapiper.com
T 650.833.2026
F 650.833.2001

December 18, 2008

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: AMN Healthcare Services, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of AMN Healthcare Services, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to supplement the Company's request dated November 25, 2008, that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by Steven C. Francis and Gayle A. Francis as trustees of the Francis Family Trust (the "***Proponents***"), may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "***2009 Meeting***").

Under separate cover I am transmitting one additional copy of this letter, along with a self-addressed return envelope, for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents.

THE PROPOSAL

The precatory Proposal asks the Board to amend the Company's "bylaws to give holders of at least 10% of the outstanding common stock the power to call a special meeting."

ANALYSIS

On November 25, 2008, the Company submitted its initial request for no-action relief (the "***Initial Letter***") explaining that the Proposal and the Supporting Statement could be excluded from the Proxy Materials for the 2009 Meeting under Rule 14a-8(i)(10) as "substantially implemented" because the Company's Board of Directors (the "***Board***") had adopted an amendment to the Company's Bylaws that substantially implemented the Proposal (the "***Bylaw Amendment***"). On December 10, 2008, the Company received a letter from the Proponents' counsel indicating that they disagreed with the Company's position (the "***Proponents' Response***").

I. *The proper standard articulated by the Commission and the Staff is whether a proposal is substantially implemented, not fully effected.*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the [S]taff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. Exchange Act Release No. 34-20091, at §II.E.5. (Aug. 16, 1983) (the "***1983 Release***").

The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by an issuer to meet the requirements of Rule 14a-8(i)(10), so long as it is substantially implemented. The 1998 amendments to the proxy rules, which implemented current Rule 14a-8(i)(10), reaffirmed this position. *See* Exchange Act Release No.

40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected."

II. ***The Bylaw Amendment substantially implements the Proposal.***

a. ***The essential objective that Shareholders be allowed to call a special meeting has been achieved.***

The Proposal can be excluded because the Company has favorably acted upon the essential objective of the Proposal. The Proposal requests that the Company amend its bylaws to allow its stockholders to call a special meeting and further requests that this right apply to "holders of at least 10% of the outstanding common stock." The essential objective of the Proposal is to allow the stockholders of the Company to call a special meeting - something that they were not allowed to do prior to the Bylaw Amendment. The Bylaw Amendment amended Section 2.3 of the Company's Bylaws to permit record holders of not less that 25% of all shares entitled to cast votes at the meeting to call a special meeting of stockholders, thus substantially implementing the Proposal.

The Proposal itself invites modification as to the appropriate threshold for calling a special meeting. The Proposal is a request that "holders of <u>at least</u> 10% of the outstanding common stock" (emphasis added) can call a special meeting. By its very terms, the Proposal does not actually specify that the threshold for calling the meeting must be 10% of the voting stock. The Bylaw Amendment can fairly be said to implement the Proposal by allowing "the holders of record of not less than twenty-five percent (25%) of all shares entitled to cast votes at the meeting" to call a special meeting. Thus, because the proponents did not request that the right be given to holders of "not more than 10%" of the outstanding common stock, but rather requested that holders of "at least" 10% of the outstanding common stock have that right, the Bylaw Amendment can be viewed as substantially implementing the Proposal on its face.

Further, unlike the situation addressed in *CSX Corp.* (March 13, 2008), the Board here did not raise barriers to the requested stockholder action, such as implementing timing and procedural restrictions to the right. The Board simply implemented the proposal with a different stock threshold than that requested, a modification which the Staff has found, in other situations in which proposals for special meetings have been considered, to be consistent with substantial implementation. In particular, the Staff granted no action relief in both *Borders Group, Inc.* (March 11, 2008) and *Allegheny Energy, Inc.* (February 19, 2008), finding that the board in each case had substantially implemented the proposal. In each case, the proponent had made a proposal requesting an amendment to the bylaws so that there was "no restriction on the [stockholder] right to call a special meeting" and in each case the company adopted an amendment to its bylaws so that stockholders entitled to cast 25% of all votes could call a special meeting. In other situations, the proponent has "favored" a 10% threshold and the company has adopted a 25% threshold for calling special meetings, and the Staff has granted no action relief. *Chevron Corp.* (February 19, 2008) and *Citigroup, Inc.* (February 12, 2008).

Note also that although the Proponent references Staff positions in *Becton Dickinson & Co.* (November 25, 2008) and *Exxon Mobil Corp.* (March 19, 2007), these letters are inapposite. In both of these letters, the company had argued that the proposal that stockholders have a right to call a special meeting had been substantially implemented because of a statutory right New Jersey stockholders had to petition a court to order a special meeting "for good cause shown." Here, in contrast, the Board has acted to provide stockholders, through the Bylaw Amendment, with the affirmative right to call a special meeting of stockholders.

We also note that the proponents, Mr. Steve Francis and Ms. Gayle Francis were founders of the Company's predecessor company in 1985, and both served as Directors with one them serving as the company's President and/or Chief Executive Officer through 1996 and 1997, when Ms. Gayle Francis resigned from, respectively, office and the board. Mr. Steve Francis has been an executive officer and director continually since 1985. He served as the Company's President from 1990 to 2003; as Chief Executive Officer from 1990 until 2005; and as Chairman of the Board until April 2008. During this 23 year association, neither Mr. Francis in his individual capacity as a stockholder, officer or director, nor the Proponents had proposed a Bylaw amendment to provide stockholders with a right to call a special meeting. Upon receipt of the Proponents' Proposal last month, the Board acted promptly (within 12 days after receipt of the Proposal) to provide stockholders with the right to call a special meeting.

b. The Proposal's essential objective was not that one shareholder could easily call a special meeting.

Although the Proponents' request was that "holders," not one holder, be entitled to call a special meeting of stockholders, the Proponents' Response's discussion regarding Section 203 of the General Corporation Laws of the State of Delaware (the "*DGCL*") and the theoretical applicability of a rights plan suggest that the Proposal was intended to permit one holder to be able to call a special meeting. In fact, the issues relating to Section 203 and the rights plan raised in the Proponents' Response are irrelevant to the instant matter, because the Company has opted out of the applicability of Section 203 and does not have a rights plan. In addition, as the Staff is aware, opting back into the applicability of Section 203 would require an amendment to the Company's certificate of incorporation, which requires the affirmative vote of a majority of the outstanding common stock, and thus not only is this highly unlikely, but if it occurs, it will be with stockholder approval.

Even if Section 203 was applicable to the Company, or the Company had a rights plan in effect, the Proponents' argument is inapposite. The Proponent appears to be arguing either that one holder should be able to call a special meeting, or that it is illegal or would trigger Section 203 or a rights plan if holders simply solicit other holders as to holding a special meeting, and that therefore the right to call a special meeting can only be effective if the threshold is set at 10% of the outstanding voting stock. Of course, the Proposal was not a request that one holder be able to call a special meeting of stockholders, but rather that "holders" be permitted to call such a special meeting. The Board believes that the right to call a special meeting should be structured to require pluralistic support. The right of stockholders holding 25% of the Company's common stock to call a special meeting is not illusory by any means. In fact, the Company's three largest stockholders own over 25% of the Company's outstanding common stock in the aggregate, and a variety of stockholders could aggregate holdings to more than 25% of the outstanding common without exceeding ten stockholders in total.

Moreover, the fundamental premise of the Proponent's argument is mistaken, because a stockholder does not run afoul of Section 203, a rights plan or the proxy solicitation rules simply by seeking from other stockholders a revocable demand to call a special meeting of stockholders. Neither such a solicitation, nor the response delivering a request for a meeting, is on its face a solicitation of proxies or an agreement as to voting or disposition, triggering the formation of a "group" under the Commission's rules, so long as proxies for a particular proposal to be presented at the meeting are not concurrently solicited. Further, there is no need for a stockholder to acquire the total quantity of shares needed to call a meeting, as suggested by the Proponent, but rather the stockholder must simply seek to persuade 25% of the outstanding stock that a special meeting on a particular matter is advisable. (We also note that if stockholders were seeking to accumulate shares to increase their ownership stake, the average closing price of the Company's common stock over the past three months is $11.34, in sharp contrast to the 52 week high stock price cited by the Proponent.)

The Proponent's Response also argues that most stockholders could not call a special meeting without time, effort and expense. Of course, once such a meeting has been validly requested, the stockholders would be required to provide proxy materials consistent with the Commission's rules. A stockholder would be required to expend significant time, effort and expense in calling a special meeting because of the requirement to prepare the required proxy materials, whether the threshold is 10% or 25%. This issue is not relevant to the threshold for calling a meeting, since it would be true no matter what the threshold.

DLA PIPER

The Bylaw Amendment reflects the Board's conclusion, based on the exercise of its discretion and the application of its business judgment, that the best means to implement the right of stockholders to call a special meeting of stockholders is to permit stockholders holding not less than 25% of all shares entitled to cast votes at the meeting to call such a special meeting. In making this determination, the Board took into account the potential significant additional expense and inevitable distraction of management from the Company's business resulting from the calling of a special meeting of stockholders, and weighed these considerations against the merits of providing stockholders the ability to exercise their franchise other than at the annual meeting. The Board believed that such requests should be honored when the requests address significant issues important to a meaningful portion of the stockholder base. The Board took note that although the Board is subject to exercise its fiduciary duty to act in the best interests of the Company and all of its stockholders when it calls a special meeting of stockholders, stockholders are able to act solely in their own interests. Thus, granting stockholders of a relatively small percentage of outstanding stock the right to call a special meeting could provide a forum for such stockholders to call what could be an unlimited number of special meetings on relatively narrow topics not important to the Company and all of its stockholders. The Board concluded that a 25% threshold for the calling of stockholder meetings appropriately balanced the interests of stockholders in having the ability to call a special meeting and the countervailing interest in assuring that such requests represent the view of a significant portion of the stockholder base, especially given the expense and possible disruption from any such special meetings. The 25% threshold is reasonable based on governance norms. As the Company noted in its Initial Letter, among the approximately 200 companies in the S&P 500 that allow stockholders to call special meetings, approximately 140 use a 25% or greater threshold, while only about 45 use a 10% threshold.

For these reasons, the Company submits that the Bylaw Amendment substantially implements the Proposal.

CONCLUSION

Based upon the foregoing analysis and that in the Initial Letter, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its Proxy Materials for the 2009 Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

DLA PIPER

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience. If the Staff has any questions or comments regarding the foregoing, please contact me at (650)-833-2026.

Sincerely,

DLA PIPER LLP (US)

Diane Holt Frankle

DHF: vid
Enclosures

cc: Steven C. Francis and Gayle A. Francis
Douglas Wheat, Chairman of the Board
Andrew Stern, Chairman, Corporate Governance Committee
Susan R. Nowakowski, CEO and President
Denise L. Jackson, General Counsel
John M. Newell (Latham & Watkins LLP)

WEST\21621154.1
361597-000004

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

RECEIVED
2008 DEC 11 AM 11:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

LATHAM&WATKINS LLP

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December 10, 2008

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Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
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Washington, D.C. 20549

Re: AMN Healthcare Services, Inc. – Proponents' Position on Company No-Action Request Regarding Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Steven C. Francis and Gayle A. Francis, as Trustees of the Francis Family Trust dated May 24, 1996 (the "***Proponents***"), we write in response to the letter dated November 25, 2008 (the "***No-Action Request***") by DLA Piper LLP (US) on behalf of AMN Healthcare Services, Inc. (the "***Company***") regarding the Company's no-action request to the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***"). A copy of the No-Action Request was delivered to the Proponents on December 2, 2008.

In accordance with Rule 14a-8(k), six copies of this letter are enclosed herewith. Additional copies of this letter have been sent to the Company and its counsel.

In its No-Action Request, the counsel for the Company has requested that the Staff concur with the Company's view that the stockholder proposal (the "***Proposal***") submitted by the Proponents need not be included in the Company's proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), because the Company has "substantially implemented" the Proposal.

As discussed in detail below, the Proposal requested that the Board adopt a bylaw amendment allowing stockholders holding at least 10% of the outstanding common stock to call a special meeting of stockholders. In response to the submission of the Proposal, the Company amended its bylaws to allow stockholders to call special meetings, but set the consent threshold at 25% rather than 10%.

The Company's bylaw amendment does not substantially implement the Proposal. The essential objectives of the Proposal are to allow holders of at least 10% of the outstanding stock to be able to call special meetings, and a dramatically higher consent threshold would defeat those essential objectives. The Company's No-Action Request actually never explains why a 25% threshold constitutes substantial implementation of the Proposal requesting a 10% threshold or meets the essential objectives of the Proposal. Relative to a 10% consent threshold, requiring holders of 25% of the outstanding shares to consent to the calling of a special meeting of stockholders presents a severe constraint on the ability of stockholders to act independently of the Board. The 25% threshold is so high that, as a practical matter, most stockholders would be unable to call a special meeting without a substantial expenditure of time, effort and expense, including in all likelihood the preparation, filing and dissemination of consent materials under the Commission's proxy rules. In addition, for a stockholder or group to amass a position that even approaches 25% of the outstanding stock would require a huge investment of capital, and cause the stockholder or group to trigger the statutory anti-takeover provisions of Delaware corporate code Section 203 and any poison pill, if applicable at that time.

For the reasons detailed below, we respectfully request that the Staff determine that it is unable to concur in the Company's position that the bylaw amendment with its 25% consent threshold constitutes substantial implementation of the Proposal with its 10% consent threshold.

THE TEXT OF THE PROPOSAL

The text of the Proposal is as follows:

> **RESOLVED,** that stockholders of Company hereby ask our board of directors to amend our bylaws to give holders of at least 10% of the outstanding common stock the power to call a special stockholder meeting.

THE BACKGROUND OF THE PROPOSAL

The Proponents submitted the Proposal on November 12, 2008, by hand delivery. As set forth above, the Proposal requested that the Board of Directors of the Company amend the Company's bylaws to give holders of 10% of the outstanding common stock the right to call a special meeting of stockholders.

At the time that the Proponent submitted the Proposal, the Company's Bylaws did not permit the stockholders to call a special meeting.

THE COMPANY'S SUBSEQUENT ADOPTION OF THE BYLAW AMENDMENT

Twelve days after the Company received the Proposal, on November 24, 2008, the Board of Directors of the Company (the "***Board***") adopted an amendment to the Company's Bylaws (the "***Bylaws***"). The amendment allows holders of not less than 25% of all shares entitled to vote at a meeting of stockholders to call a special meeting of stockholders, subject to certain restrictions and limitations (the "***Bylaw Amendment***").

When the Board acted on November 24, 2008, the Company had in hand the Proposal, which requested a 10% consent threshold. Presumably, the Board made an affirmative decision to adopt a 25% consent threshold, rather than the 10% threshold requested by the Proposal.

THE COMPANY'S BYLAW AMENDMENT HAS NOT SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal". See *Texaco, Inc.* (avail. Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots Inc.* (avail. Apr. 5, 2002); and *Masco Corp.* (avail. Mar. 29, 1999).

The Bylaw Amendment sets a percentage (25% of all shares entitled to cast votes at a meeting of stockholders) as the threshold for stockholders entitled to request a special meeting. The Company acknowledges in its No-Action Request that this threshold is "different" than the threshold of 10% of the outstanding common stock to call a meeting, which is requested in the Proposal. However, the No-Action Request is completely devoid of any explanation or analysis whatsoever as to why this "difference," which is equal to 15% of the outstanding common stock of the Company, is insubstantial.

The Proposal requests that the Company adopt a specific threshold for the calling by stockholders of a special meeting, and that threshold is 10%. Therefore, there are two "essential objectives" of the Proposal, which objectives are interrelated. The first objective is to allow stockholders of the Company to call special meetings, which they were not permitted to do at the time that the Proposal was submitted to the Company.

The second, but equally important, objective is to set a threshold for the request at 10%, which is designed so that the right to call a special meeting is not unduly constrained, rendering the right useless in many situations. The higher the level above 10% that the consent threshold is set, the more difficult it is for a stockholder who wants to call a special meeting to acquire shares or collect consents of other stockholders to reach that threshold. By setting the threshold at 25%, the Company's Bylaw Amendment in essence defeats both essential objectives of the Proposal.

Since the Bylaw Amendment sets a different, higher threshold (25%) than the 10% that the Proposal specifically requests, the Bylaw Amendment does not "compare favorably" with the guidelines of the Proposal, nor does it not address the "essential objectives" of the Proposal. Therefore the Bylaw Amendment does not substantially implement the Proposal within the meaning of Rule 14a-8(i)(10).

The Staff has repeatedly denied no-action relief where the company's implementation of a proposal raises barriers to stockholder action above what is contemplated by the proposal. In the context of special meeting proposals, the Staff has denied relief even in cases where the threshold percentage required to call a meeting was identical to the percentage requested, because the right to call a meeting was coupled with additional hurdles making it more difficult for stockholders to exercise the right to call a special meeting. *See CSX Corp.* (avail. Mar. 13, 2008) (denying relief despite registrant's acceptance of the proposed 15% threshold to call a special meeting, where timing and procedural requirements limited the stockholders' ability to exercise the right); *Becton Dickinson & Co.* (avail. Nov. 25, 2008) and *Exxon Mobil Corp.* (avail. Mar. 19, 2007) (denying relief where holders of 10% of outstanding stock could call a special meeting under applicable state law, as requested in stockholder proposal, but only after petitioning a court with "good cause").

As discussed in detail below, by setting the threshold percentage required to call a special meeting at 25% under the Bylaw Amendment, the Company has erected a major hurdle that substantially interferes with the exercise of the proposed stockholder right to call a special meeting.

A 25% Consent Threshold Creates a Severe Constraint on the Right of Stockholders to Call a Special Meeting, Thereby Defeating the Essential Objectives of the Proposal

Contrary to the assertion by the Company that the difference between a 10% and a 25% threshold is a mere "detail," if one or more stockholders seeks to call a special meeting of stockholders, it makes a huge difference to the effort, expense and likely success of that undertaking whether they must seek and obtain the consent of stockholders owning 10%, or stockholders owning 25%, of the Company's outstanding voting stock. That difference is, on its face, substantial.

According to RiskMetrics Group, a highly respected and leading independent proxy advisory firm, establishment of a consent threshold that is higher than 10% (a level which RiskMetrics refers to as "common" under various state corporate statutes) imposes a "severe constraint" on the right of stockholders to call a special meeting of stockholders. RiskMetrics Group's U.S. Proxy Voting Manual, Chapter 3, Proxy Contests, "Shareholders' Ability to Call Special Meetings" states as follow:

> "Most state corporation statutes allow shareholders to call a special meeting when they want to take action on certain matters that arise between regularly scheduled annual meetings. Sometimes this right applies only if a shareholder, or group of shareholders, own a specified percentage of the outstanding shares. **(Ten percent is a common requirement.)** ...
>
> "In terms of day-to-day governance, shareholders may lose an important right--the ability to remove directors or initiate a shareholder resolution without having to wait for the next scheduled meeting--if they are unable to act at a special meeting of their calling. Shareholders could also be powerless to respond to a beneficial offer if the bidder cannot

call a special meeting. The inability to call a special meeting and the resulting insulation of management could result in corporate performance and shareholder returns suffering.

"**The most common management proposals regarding special meetings request that shareholders approve higher vote requirements in order to call special meetings** or propose the complete prohibition of the right to call meetings. The same proposals often contain supermajority voting requirements in order to amend the same restrictions, thus locking in the higher vote requirement. **Once approved, these restrictions <u>severely constrain</u> the ability of shareholders to act independently.**

"In addition to management proposals to restrict shareholder rights, annual meeting proxies sometimes contain shareholder proposals to restore or to expand shareholder rights to call special meetings. The latter should be supported." (emphasis added)

RiskMetric's independent, expert view that a higher threshold, such as the 25% threshold set forth in the Bylaw Amendment, imposes a "severe constraint" on stockholder action relative to the more "common" 10% threshold is clear evidence, in and of itself, that the Bylaw Amendment does not substantially implement the Proposal. By imposing severe constraints on the ability of stockholders to call a special meeting, the Bylaw Amendment defeats the essential objectives of the Proposal.

The severity of the constraint imposed by a 25% threshold is easily demonstrated by reference to the Company's current stockholder profile. According to the Company's Form 10-Q, as of November 5, 2008, there are 32,574,992 shares of common stock outstanding. In order to call a special meeting under the Proposal, stockholders holding 3,257,499 shares would have to consent to the calling of a special meeting. Under the Bylaw Amendment, stockholders holding 8,143,748 shares would have to consent.

To put this in perspective, based on the Company's 52 week high stock price of $20.38, in order to call a special meeting under the Proposal's 10% threshold, a stockholder or group would have to hold $66.4 million in market value of the common stock. Under the Bylaw Amendment, that same stockholder or group would have to acquire an additional $99.6 million of stock (for a total investment of $166 million) just in order to be able to exercise the right to call a special meeting. There can be no doubt that this difference is substantial, and represents a severe constraint on the right of stockholders to call a special meeting.

Like many public companies, the Company has a diverse stockholder base which is in a constant state of flux. At the moment, the Company has a few large institutional stockholders and a much larger number of stockholders with smaller positions. In order to call a special meeting under the Proposal's 10% threshold, only a handful of the larger institutional stockholders would need to consent.

However, to obtain consent from the holders of 25% of the common stock to call a special meeting under the Bylaw Amendment could require participation by many more of the larger institutional stockholders. If some or all of the larger institutional stockholders do not agree to consent to calling a meeting, then literally dozens or hundreds of smaller stockholders would have to agree. For a stockholder who is seeking support to call a special meeting, obtaining sufficient consents to reach the 25% threshold in the Bylaw Amendment could be a practically insurmountable hurdle. In addition, as discussed below, if the stockholder seeking to call a special meeting solicits consents from more than ten persons, the stockholder would have to comply with the Commission's proxy rules.

In the No-Action Request, the Company does not even attempt to explain why a 25% threshold meets the essential objectives of the Proposal's 10% consent threshold. At the most, the Company argues (i) that the Board concluded, "based on the exercise of its discretion and its business judgment, that the best means to implement the Proposal" is to set a 25% consent threshold, and (ii) more companies in the S&P 500 that allow stockholder action by written consent use a 25% or greater consent threshold than use a 10% threshold.

Certainly, the Board has the power, in the exercise of its fiduciary duties, to adopt a Bylaw Amendment with a threshold that the Board decides is reasonable or customary, but the issue is not whether the Bylaw Amendment is a reasonable exercise of the Board's business judgment or whether 25% is a customary threshold. Rather, the issue is whether the Bylaw Amendment with a 25% threshold constitutes substantial implementation of the Proposal with a 10% threshold. The Proposal does not request that the Board set the threshold at a "reasonable" or "customary" level; it requests that the Board set the threshold at 10%.

Under the Company's Bylaws, both before and after the Bylaw Amendment, the Board of Directors, the Chairman or the Presiding Director has the unilateral right to call a special meeting of stockholders, in their discretion. The Proposal addresses the scenario where one or more stockholders desire to call a special meeting of stockholders, but the Board of Directors is not willing to do so. In many cases, the stockholders desire to call a special meeting in order to remove and replace some or all of the existing Board members. Therefore, the Board and the stockholders are often in conflict as to whether or not to call a special meeting of stockholders.

When the Board decided to adopt a 25% consent threshold rather than the 10% threshold presented by the Proposal, there can be no doubt that the Board viewed this difference as much more than a "detail," as implied by the Company. Clearly one of the essential objectives of the Board in opting for a 25% threshold rather than 10% was to make it much more difficult for the stockholders to override the decision of the Board not to call a special meeting, by substantially raising the bar for independent stockholder action. Conversely, it is an "essential objective" of the Proposal that the bar be set lower, at a 10% level, to make it easier for stockholders to call a special meeting over the objections of a Board that likely has a self-interest in preventing a special meeting from occurring.

Provisions of the Federal Securities Laws and Delaware Corporate Law May Make It Extremely Difficult for Stockholders to Attain the 25% Consent Threshold

Under the federal securities laws, Delaware corporate law, and the provisions of many corporate takeover defenses, there are often severe legal disadvantages for a stockholder or group to amass a 25% equity stake in order to be able to call a special meeting of stockholders under the Bylaw Amendment. These same legal implications would likely not apply under the 10% threshold in the Proposal. Accordingly, by imposing a 25% threshold in the Bylaw Amendment, the Company has made it extremely difficult, if not impossible, for a stockholder or group to be able to call a special meeting.

The Burdens Imposed By the Filing and Dissemination Requirements of the Commission's Proxy Rules

A stockholder or group that is at or under the 10% level, and did not desire to increase their ownership position, could solicit consent of other stockholders to call a special meeting. For many public companies that have significant institutional investor ownership, soliciting ten or fewer stockholders might very well be sufficient to garner support of 10% or more of the outstanding stockholders necessary for convening a special meeting under the Proposal. However, if consent is required from holders of 25% of the outstanding shares, as it is under the Bylaw Amendment, it is very likely that more than ten stockholders would have to be solicited in order to reach the level of consent necessary to call a special meeting.

Under the federal securities laws, there is a material difference between soliciting consent to call a special meeting from not more than ten stockholders, and soliciting consents from more than ten stockholders. Pursuant to Rule 14a-2(b)(2) of the Exchange Act, many of the key provisions of the proxy rules do not apply to consent solicitations (other than on behalf of the registrant) where the total number of persons solicited is not more than ten. For example, stockholders who are making a solicitation of ten or fewer stockholders are not required to prepare or file any proxy materials with the Commission, nor is there any requirement to disseminate any proxy materials to stockholders.

However, solicitations of more than ten persons would require that the stockholder undertake the significant effort and expense of drafting proxy materials, filing them with the Commission, responding to Staff comments, and printing and mailing the proxy materials to all stockholders of the Company. In addition, the time required to go this process can be lengthy. This can be a significant disadvantage to stockholders, as time is usually of the essence when stockholders seek to call a special meeting.

Accordingly, there is a substantial difference between the Proposal's 10% consent threshold and the Bylaw Amendment's 25% threshold, because it is much more likely that a 25% threshold would require solicitation of more than ten persons, thereby causing the stockholder to incur the substantial time, effort and expense of complying with the filing and dissemination requirements of the proxy rules. Under the Proposal, with a 10% consent threshold, the stockholder could, in many cases, avoid the substantial delay, effort and expense that would be associated with having to file and disseminate proxy materials under the Commission's proxy rules.

The Effect of DGCL Section 203

The Company is incorporated under the laws of the State of Delaware. Under Section 203 of the Delaware General Corporation Law (the "DGCL"), once a stockholder or group crosses the 15% stock ownership threshold, the statutory anti-takeover provisions of that section apply. Although the Company has opted out of the Section 203, the Company is able to opt back in at any time by amendment to its certificate of incorporation. In the event that the Company was to opt into Section 203, if a stockholder or group desires to call a special meeting of stockholders but only has a 10% equity stake, the stockholder or group would be required to buy additional shares, which would cause the stockholder or group to cross the Section 203 threshold.

Crossing the Section 203 threshold would have dramatic, negative consequences for the stockholder or group. Under Section 203, a stockholder or group crossing the 15% threshold set forth in Section 203 is thereafter prohibited from engaging in a business combination with the corporation for a period of three years.

The prohibitions of Delaware Section 203 are extremely onerous, and any stockholder or group who crosses the 15% threshold will have no guarantee or even any real expectation, that any subsequent business combination with the target can be achieved within a three year period after crossing the threshold. Therefore, in our experience, any stockholder or group who might have *any* potential desire to acquire a Delaware corporation within the next three years would almost never cross the 15% ownership level without the prior approval of the target board. Yet, in order to be able to exercise the right to call a special meeting of stockholders, the Bylaw Amendment would force the stockholder or group to do just that -- cross the 15% threshold and be subject to the prohibitions of DGCL Section 203 for three years.

If the Company were to opt into Section 203, the Bylaw Amendment's 25% consent threshold would effectively ensure that no stockholder or group with any possible takeover aspirations would be willing to acquire shares sufficient to call a special meeting of stockholders, substantially restricting the right to call a special meeting.

The Effect of Stockholder Rights Plans

Although the Company does not currently have a stockholder rights plan in place, there is no prohibition on it doing so at any time without stockholder approval. If the Company were to adopt a poison pill with a trigger threshold equal to or less than 25%, a stockholder or group that wanted to call a special meeting under the Bylaw Amendment would, by necessity, be forced to cross the pill triggering threshold, resulting in massive damage to the stockholder's investment through operation of the typical "flip-in" provision. According to FactSet TrueCourse, Inc., which operates www.sharkrepellent.net, 99.43% of the 1,221 poison pills tracked in its database have trigger thresholds that are equal to or less than 25%.

To our knowledge no poison pill has ever been triggered. Therefore, if the Company were to adopt a customary poison pill with a triggering threshold at or below 25%, it is inconceivable that a stockholder or group would be willing to buy shares sufficient to allow them to call a special meeting under the Bylaw Amendment.

As is the case under DGCL Section 203, the right to call a special meeting severely restricted if stockholders and groups are not able to acquire the 25% stake required by the Bylaw Amendment without triggering the massive economic dilution that would result from triggering a poison pill.

The No-Action Letters Cited by the Company Do Not Support the Company's Position

The Company cites several Staff no-action letters in support of its position that the Bylaw Amendment with its 25% consent threshold constitutes substantial implementation, under Rule 14a-8(i)(10), of the Proposal with a 10% threshold. Upon careful review, none of the cited no-action letters provide any support for the Company's position.

The no-action letters cited by the Company fall into several general groups. Some of the no-action letters involved situations where the proponent requested a particular percentage threshold to call a special meeting, and the registrant adopted that same threshold. In others, the proponent requested a range of percentages, and the registrant selected a percentage from that range. In some, the proponent requested a "reasonable" percentage, and the registrant established a percentage that it determined to be reasonable.

None of the no-action letters cited by the Company involve the situation presented here, where the proposal specified a particular percentage, and the registrant adopted a dramatically different, higher percentage. The following provides more detail about the no-action letters cited by the Company.

First, the Company cites two no-action letters in which the proponent requests that the registrant adopt a specified stock percentage threshold in order to call a special meeting, and the registrant then adopts virtually the same percentage threshold. *See SED International Holdings, Inc.* (avail. Oct. 25, 2007) (allowing the company to exclude a proposal pursuant to Rule 14a-8(i)(10) that requested the company to amend its bylaws so that holders of 25% of the votes entitled to be cast could call a special meeting, since the company had already amended its bylaws as requested by the proposal, including the requested 25% threshold); *Allegheny Energy, Inc.* (avail. Feb. 19, 2008) (permitting the company to exclude a proposal that requested its board to amend its bylaws and any other appropriate governing document so that there is no restriction on the stockholders' right to call a special meeting, compared to the standard allowed by applicable law to call a special meeting (where the threshold under applicable law was 25% of the votes entitled to be cast), where the company had already amended its bylaws so that stockholders entitled to cast at least 25% of all votes entitled to be cast at a meeting could call a special meeting).

The no-action letters in this first category do not support the Company's position, because the Bylaw Amendment did not adopt the same threshold as requested by the Proposal. Rather, the Bylaw Amendment adopted a dramatically different, higher percentage threshold.

Second, the Company cites several no-action letters in which the stockholder proposal requested that the board give holders of a range of 10% to 25% of outstanding common stock the power to call a special meeting. In these cases, the board then adopted a 25% threshold, and the Staff concurred that the proposal had been substantially implemented. The registrants argued that, since the proposal specified a range of acceptable percentages and the proposal stated that it favored (but did not require) a 10% threshold, the registrant's board had the discretion to select a number within that range and thereby have substantially implemented the proposal. *See Chevron Corp.* (avail. Feb. 19, 2008), and *Citigroup Inc.* (avail. Feb. 12, 2008). *See* also *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (permitting exclusion of a proposal that requested the company to amend its bylaws and/or charter to give holders of 25% or less of the common stock the power to call a special meeting, and the board adopted an amendment to its bylaws to provide that the holders of not less than 25% of the shares entitled to vote may call a special meeting).

The Company also cites *Borders Group, Inc.* (avail. March 11, 2008). In 2007, a proponent submitted a stockholder proposal requesting the board to amend the bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special meeting. The stockholder proposal was submitted to stockholders, and passed by majority vote at the 2007 annual meeting. Subsequently, the registrant amended its bylaws to give stockholders holding 25% of the outstanding stock the right to call a special meeting. The same proponent submitted another stockholder proposal for the 2008 annual meeting, providing that there be "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The registrant filed a no-action letter, seeking to exclude the 2008 proposal on the grounds that the proposal had been substantially implemented, and the Staff concurred. The registrant argued that the 2008 proposal was ambiguous because it failed to specify a percentage threshold needed to call a special meeting and no threshold was provided for in applicable law, which in and of itself would have been sufficient to reject the proposal (*see, e.g., Raytheon Company* (avail. March 28, 2008), *Safeway Inc.* (avail. January 31, 2008) and numerous other no-actions letters to the same effect). The Staff concurred that the 2008 proposal had been substantially implemented.

None of the no-action letters in this second category support the Company's position, because the Proposal does not request that the Board set a threshold within a specified range of percentages. Rather, the Proposal requests a particular percentage threshold, i.e. 10%, and the Proposal does not give the Board the flexibility to choose another percentage threshold.

Third, the Company cites two no-action letters in which the stockholder proposal asked the board to give holders of a "reasonable percentage" of outstanding common stock the right to call a special meeting. The respective boards then adopted bylaw amendments giving holders of 25% of the outstanding common stock the ability to call a special meeting, and the Staff concurred that the proposal had been substantially implemented. The registrants had argued that, since the proposal only requested a "reasonable" percentage, the boards could select thresholds that, in their discretion, the boards found to be reasonable, and this action would constitute substantial implementation. *See 3m Co.* (avail. February 27, 2008) and *Johnson & Johnson* (avail. December 21, 2007).

The no-action letters in this third category also do not support the Company's position, because the Proposal does not request that the board adopt a "reasonable percentage" threshold; rather, the Proposal requests a 10% threshold, and does not provide that any other threshold would be acceptable to the stockholders.

Conclusion

For the foregoing reasons, the Proponents believe that the Proposal may not properly be excluded from the Company's 2009 proxy materials under Rule 14a-8(i)(10). Accordingly, the Proponents respectfully request that the Staff determine that it is unable to concur with the Company's position that it may exclude the Proposal under Rule 14a-8(i)(10). If the Staff does not concur with our position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of any response to the Company or its counsel.

If you have any questions or need any additional information, please contact the undersigned at (415) 395-8034.

Very truly yours,

John M. Newell
of LATHAM & WATKINS LLP

cc: Diane Holt Frankle (DLA Piper LLP (US))
Denise L. Jackson, General Counsel,
AMN Healthcare Service, Inc.

DLA PIPER

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2215
www.dlapiper.com

Diane Holt Frankle
diane.frankle@dlapiper.com
T 650.833.2026
F 650.687.1168

RECEIVED
2008 NOV 26 AM 10: 50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 25, 2008

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERVICE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: AMN Healthcare Services, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of AMN Healthcare Services, Inc., a Delaware corporation (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "***Proposal***") and the statement in support thereof (the "***Supporting Statement***") submitted by Steven C. Francis and Gayle A. Francis as trustees of the Francis Family Trust (the "***Proponents***"), and received by the Company on November 12, 2008, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "***2009 Meeting***").

For the reasons stated herein, we respectfully request that the Staff concur in our view that the Proposal and the Supporting Statement may be excluded from the Proxy Materials under Rule 14a-8(i)(10) as "substantially implemented" because the Company's Board of Directors (the "***Board***") has adopted an amendment to the Company's Bylaws that substantially implements the Proposal (the "***Bylaw Amendment***"). Accordingly, we request that the Staff concur that the Company may exclude the Proposal and the Supporting Statement from its Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

1. This letter;

2. The Proposal and the Supporting Statement submitted by the Proponents, attached hereto as **Exhibit A**; and

3. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents. We understand that the Staff has confirmed that Rule 14a-8(k) requires proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponents that if they elect to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The precatory Proposal asks the Board to amend the Company's "bylaws to give holders of at least 10% of the outstanding common stock the power to call a special meeting."

ANALYSIS

I. *The Proposal May Be Excluded under Rule 14a-8(i)(10)*

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996); and *Nordstrom, Inc.* (February 8, 1995). Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

In the case of proposed amendments to a company's governing instruments, the Staff has consistently permitted companies to exclude proposals under Rule 14a-8(i)(10) when the company has already amended its governing instruments in the manner suggested by the proposal. *See, Borders Group, Inc.* (March 11, 2008) (allowing the company to exclude a proposal requesting its board to amend its bylaws in "order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting," where the company had already adopted an amendment to its bylaws empowering the holders of at least 25% of the shares of the company's outstanding stock to call a special meeting), *Allegheny Energy, Inc.* (February 19, 2008) (permitting the company to exclude a proposal that requested its board to amend its bylaws and any other appropriate governing document so that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting, where the company had already amended its bylaws so that stockholders entitled to cast at least 25% of all votes entitled to be cast at a meeting could call a special meeting), and *SED International Holdings, Inc.* (October 25, 2007) (allowing the company to exclude a proposal pursuant to Rule 14a-8(i)(10) that requested the company to amend its bylaws so that holders of 25% of the votes entitled to be cast on any issue proposed to be considered at the special meeting could call a special meeting since the company had already amended its bylaws as requested by the proposal). *See also, Honeywell International Inc.* (January 31, 2007) (allowing the company to exclude a proposal that requested the board to amend the company's governing instruments to require that any future or current poison pill be subject to stockholder vote); *The Dow Chemical Co.* (March 2, 2006) (agreeing that the company could exclude a proposal that requested the board to amend the company's governing instruments to declassify its board of directors) and *AT&T Inc. (TelCo Retirees)* (January 18, 2007) (allowing the company to exclude a proposal requesting the board to amend the company's governance documents to provide that directors be elected by a majority vote of shares represented in person or by proxy in uncontested elections).

The Staff has granted no-action relief on substantial implementation grounds in circumstances where company boards of directors exercised discretion in determining how to implement the subject matter of a stockholder proposal. *See, e.g., The Boeing Co.* (March 15, 2006); *Borders Group, Inc.* (March 9, 2006); *Bristol-Myers Squibb Co.* (March 9, 2006); *Electronic Data Systems Corp.* (March 9, 2006); *The Home Depot, Inc.* (March 9, 2006); *Honeywell International, Inc.* (March 8, 2006) (each permitting exclusion of a stockholder proposal asking the board to redeem poison pills not submitted to a stockholder vote, through a charter or bylaw amendment "if practicable," where the board determined that the best means to implement the proposal was by adopting a policy rather than amending the charter or bylaws). *See also, e.g., Chevron Corp.* (February 19, 2008) and *Citigroup Inc.* (February 12, 2008) (each permitting the exclusion of a stockholder proposal asking the board to amend the bylaws and such other appropriate governing documents to give holders of 10% - 25% of outstanding common stock the power to call a special stockholder's meeting, and expressly favoring 10% as the threshold, where the board determined the best means to implement the proposal was by adopting an amendment to the bylaws giving holders of 25% of the outstanding common stock the ability to call a special meeting).

II. *The Company's Board Has Adopted a Bylaw Amendment to Permit Stockholders to Call Special Meetings*

As disclosed in the Company's Current Report on Form 8-K filed with the Commission on November 25, 2008 (the "***November 2008 Form 8-K***"), the Company has amended Section 2.3 of the Company's Bylaws through adopting the Bylaw Amendment to permit record holders of not less that 25% of all shares entitled to cast votes at the meeting to call a special meeting of stockholders. A copy of the revised Section 2.3 is attached hereto as **Exhibit B**. The Bylaw Amendment sets a percentage (25% of all shares entitled to cast votes at the meeting) as the threshold for stockholders entitled to request a special meeting different than the threshold of 10% of the outstanding common stock requested in the Proposal. In this respect, the Bylaw Amendment reflects the Board's conclusion, based on the exercise of its discretion and the application of its business judgment, that the best means to implement the Proposal is to permit stockholders holding not less than 25% of all shares entitled to cast votes at the meeting to call a special meeting of stockholders. The Bylaw Amendment further provides that a special meeting requested by stockholders shall not be held if the Board has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Company received the request for the special meeting and the Board determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request. In this respect, the Bylaw Amendment reflects the Board's conclusion, based on the exercise of its discretion and the application of its business judgment, that such limitation on the right of stockholders to call special meetings was reasonable in light of the additional costs to the Company related to a special meeting. Although the Supporting Statement indicates that the corporate laws of several states provide that the holders of only 10% of shares may call a special meeting, the Company is incorporated in Delaware and, as the Staff is aware, the General Corporation Law of the State of Delaware does not include any such requirement. In addition, among the approximately 200 companies in the S&P 500 that allow stockholders to call special meetings, approximately 140 use a 25% or greater threshold, while only about 45 use a 10% threshold.

The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. *See*, *3M Co.* (February 27, 2008) (excluding a proposal to amend the bylaws and any other appropriate governing document to give holders of a reasonable percentage of common stock of the company the power to call a special stockholders' meeting, in compliance with applicable law); *Johnson & Johnson* (December 21, 2007) and *3M Co.* (February 27, 2008) (permitting the exclusion of a stockholder proposal asking the board to amend the bylaws and such other appropriate governing document to give holders of a reasonable percentage of outstanding common stock the right to call a special stockholders meeting, where the board determined the best means to implement the proposal was by adopting an amendment to the bylaws giving holders of 25% of the outstanding common stock the ability to call a special meeting).

Indeed, the Staff has allowed companies to rely on Rule 14a-8(i)(10) to exclude a proposal requesting that the board implement a bylaw providing "no restriction" on the right of stockholders to call a special meeting, where the board adopted a bylaw permitting stockholders holding 25% of the outstanding voting stock to call a special meeting. *Borders Group, Inc.* (March 11, 2008) (allowing the company to exclude a proposal requesting its board to amend its bylaws in "order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting," where the company had already adopted an amendment to its bylaws empowering the holders of at least 25% of the shares of the company's outstanding stock to call a special meeting) and *Allegheny Energy, Inc.* (February 19, 2008) (permitting the company to exclude a proposal that requested its board to amend its bylaws and any other appropriate governing document so that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting, where the company had already amended its bylaws so that stockholders entitled to cast at least 25% of all votes entitled to be cast at a meeting could call a special meeting).

As noted above, the Staff has also taken a no-action position with regard to the exclusion of proposals requesting a special meeting and expressly favoring a 10% threshold, where the company adopted a bylaw granting holders of 25% of the voting stock to call a special meeting. *See, e.g,. Chevron Corp.* (February 19, 2008) and *Citigroup Inc.* (February 12, 2008) (each permitting the exclusion of a stockholder proposal asking the board to amend the bylaws and such other appropriate governing documents to give holders of 10%-25% of outstanding common stock the power to call a special stockholder's meeting, and expressly favoring 10% as the threshold, where the board determined the best means to implement the proposal was by adopting an amendment to the bylaws giving holders of 25% of the outstanding common stock the ability to call a special meeting). *See also, Hewlett-Packard Co.* (December 11, 2007) (granting no-action relief under Rule 14a-8(i)(10) where the proposal requested the company to amend its bylaws and/or charter to give holders of 25% or less of the company's common stock the power to call a special meeting and the company notified the Staff of its intention to omit a stockholder proposal because its board of directors was expected to consider adopting an amendment to its bylaws to provide that the holders of not less than 25% of the total voting power of the outstanding shares of stock entitled to vote on the matter to be brought before the special meeting would be permitted to cause a special meeting of stockholders to be held). In the instant matter, the Bylaw Amendment

DLA PIPER

similarly implements the essential objective of the Proposal by allowing the holders of a reasonable percentage (25%) of the Company's outstanding stock to call a special meeting. Accordingly, the Company believes that the Bylaw Amendment substantially implements the Proposal and that the Proposal and the Supporting Statement may therefore be excluded from its Proxy Materials for the 2009 Meeting under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal and the Supporting Statement from its Proxy Materials for the 2009 Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience. If the Staff has any questions or comments regarding the foregoing, please contact me at (650)-833-2026.

Sincerely,

DLA PIPER LLP (US)

Diane Holt Frankle / sms

Diane Holt Frankle

Enclosures

cc: Steven C. Francis and Gayle A. Francis
Douglas Wheat, Chairman of the Board
Andrew Stern, Chairman, Corporate Governance Committee
Susan R. Nowakowski, CEO and President
Denise L. Jackson, General Counsel

Exhibit A

STOCKHOLDER PROPOSAL RELATED TO ALLOWING HOLDERS OF 10% OF THE COMMON STOCK TO CALL SPECIAL MEETINGS

RESOLVED, that stockholders of Company hereby ask our board of directors to amend our bylaws to give holders of at least 10% of the outstanding common stock the power to call a special stockholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Stockholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditions consideration. Stockholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states, including California, where the Company's headquarters are located (though not Delaware, where our company is incorporated) provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, a 10% threshold strikes a reasonable balance between enhancing stockholder rights and avoiding excessive distraction at our company.

Prominent institutional investors and organizations support a stockholder right to call a special meeting. Fidelity, Vanguard, American Century and Massachusetts Financial Services are among the mutual fund companies supporting a stockholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the Connecticut Retirement Plans, the New York City Employees Retirement System and the Los Angeles County Employees Retirement Association, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Forty-one (41) proposals on this topic won an average of 49.5% of the vote in 2007 and 2008, including 22 resolutions receiving a majority of votes, according to RiskMetrics.

Please encourage our board to respond positively to this proposal - vote YES for Special Stockholder Meetings.

Exhibit B

(Adopted by the Board of Directors on November 24, 2008
Effective November 25, 2008)

Section 2.3 Special Meetings. Unless otherwise prescribed by applicable law, special meetings of Stockholders may be called at any time by only the Board, the Chairman or the Presiding Director (if one has been designated) or the holders of record of not less than twenty-five percent (25%) of all shares entitled to cast votes at the meeting, for any purpose or purposes prescribed in the notice of the meeting and shall be held at such place (if any), on such date and at such time as the Board may fix. In lieu of holding a special meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any special meeting of stockholders may be held solely by means of remote communication. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if the Board has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the request. Business transacted at any special meeting of Stockholders shall be limited to the purpose stated in the notice.

Upon request in writing sent by registered mail to the Secretary by any stockholder or stockholders entitled to request a special meeting of stockholders pursuant to this Section 2.3, and containing the information required pursuant to Section 2.11, the Board of Directors shall determine a place and time for such meeting, which time shall be not more than ninety (90) days after the receipt of such request, and a record date in accordance with Section 2.4. Following such receipt of a request and determination by the Secretary of the validity thereof, it shall be the duty of the Secretary to present the request to the Board of Directors, and upon Board action as provided in this Section 2.3, to cause notice to be given to the stockholders entitled to vote at such meeting, in the manner set forth in Section 2.5 hereof, that a meeting will be held at the place, if any, and time so determined, for the purposes set forth in the stockholder's request, as well as any purpose or purposes determined by the Board of Directors in accordance with this Section 2.3.

RECEIVED

NOV 12 2008

AMN Healthcare, Inc.
Legal Department

Steven C. Francis and Gayle A. Francis
As Trustees of the Francis Family Trust Dated May 24, 1996

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2008

By Hand

AMN Healthcare Services, Inc.
12400 High Bluff Drive, Suite 100
San Diego, California 92130
Attention: Denise Jackson, Corporate Secretary

Dear Ms. Jackson:

Steven C. Francis and Gayle A. Francis as Trustees (the "Trustees") of the Francis Family Trust Dated May 24, 1996 (the "Francis Family Trust"), hereby give notice to AMN Healthcare Services, Inc. (the "Company") that they intend to present at the Company's 2009 Annual Meeting of Stockholders (the "Annual Meeting") the stockholder proposal attached hereto as Exhibit A (the "Proposal"). We hereby request that the Company include the Proposal in its proxy statement for the 2009 Annual Meeting of Stockholders, and have the proposal included on the form of proxy for such meeting. This request is being made pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

The Trustees are the registered owners of, and have continuously held, at least $2,000 in market value of the Company's securities entitled to be voted on the Proposal at the Annual Meeting for at least one year prior to the date hereof. The Trustees represent that they intend to continue to hold such securities as Trustees of the Francis Family Trust through the date of the Annual Meeting.

Please feel free to contact us at the address above if you have any questions regarding these matters.

Very truly yours,

Steven C. Francis
as Trustee of the Francis Family Trust Dated
May 24, 1996

Gayle A. Francis
as Trustee of the Francis Family Trust Dated
May 24, 1996

Exhibit A



STOCKHOLDER PROPOSAL RELATED TO
ALLOWING HOLDERS OF 10% OF THE COMMON STOCK
TO CALL SPECIAL MEETINGS

RESOLVED, that stockholders of Company hereby ask our board of directors to amend our bylaws to give holders of at least 10% of the outstanding common stock the power to call a special stockholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Stockholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Stockholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states, including California, where the Company's headquarters are located (though not Delaware, where our company is incorporated), provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, a 10% threshold strikes a reasonable balance between enhancing stockholder rights and avoiding excessive distraction at our company.

Prominent institutional investors and organizations support a stockholder right to call a special meeting. Fidelity, Vanguard, American Century and Massachusetts Financial Services are among the mutual fund companies supporting a stockholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the Connecticut Retirement Plans, the New York City Employees Retirement System and the Los Angeles County Employees Retirement Association, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Forty-one (41) proposals on this topic won an average of 49.5% of the vote in 2007 and 2008, including 22 resolutions receiving a majority of votes, according to RiskMetrics.

Please encourage our board to respond positively to this proposal – vote YES for Special Stockholder Meetings.

END